UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

____________________________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____ to _____

______________________________

Commission file number 1-6659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSENTIAL UTILITIES, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Essential Utilities, Inc.

762 W. Lancaster Avenue

Bryn Mawr, PA  19010

Essential Utilities, Inc. 401(k) Plan

Table of Contents

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

 Essential Utilities, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Essential Utilities, Inc. 401(k) Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 21, 2023

Essential Utilities, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021

Assets

Investments, at fair value	$490,068,251	$318,780,550

Receivables:
Employer contributions receivable	4,186,423	2,792,301
Participant contributions receivable	258,637	255,828
Notes receivable from participants	8,907,328	3,869,691

Total receivables	13,352,388	6,917,820

Cash and cash equivalents	231	2

Total assets	503,420,870	325,698,372

Liabilities

Accrued expenses	171,963	49,889

Total liabilities	171,963	49,889

Net Assets Available for Benefits	$503,248,907	$325,648,483

See notes to financial statements.

Essential Utilities, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Additions
Investment income:
Interest and dividends	$25,548,676

Interest income on notes receivable from participants	313,407

Contributions:
Employer	17,170,154
Participants	18,532,170
Participant rollovers	3,099,035
38,801,359

Total Additions	64,663,442

Deductions
Net depreciation in fair value of investments	72,841,598
Benefits paid to participants	47,187,657
Administrative expenses	478,593

Total Deductions	120,507,848

Net Decrease before Assets Transferred In from Other Plans	(55,844,406)

Assets Transferred In From Other Plans (Note 1)	233,444,830

Net Increase in Assets Available for Benefits	177,600,424

Net Assets Available for Benefits, Beginning of Year	325,648,483

Net Assets Available for Benefits, End of Year	$503,248,907

See notes to financial statements.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

Note 1 – Description of Plan

The following description of the Essential Utilities, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan document for a  more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Essential Utilities, Inc., formerly known as Aqua America, Inc. (the “Plan Sponsor” and the “Plan Administrator”).  Direct and indirect subsidiaries of Essential Utilities, Inc. that adopt the Plan are participating employers.  All participating employers are referred to herein as the “Company”.     The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

On March 16, 2020, Essential Utilities, Inc. acquired PNG Companies LLC.  At the time of the acquisition, PNG Companies LLC sponsored the PNG Companies LLC Salaried Savings Plan (the (the “PNG Salaried Plan”) and the Peoples Natural Gas Company LLC Union Savings Plan (“the PNG Union Plan”); and its subsidiary, Delta Natural Gas Company, sponsored the Delta Natural Gas Company, Inc. Employee Savings Plan (the “Delta Plan”).   Effective July 1, 2022, the PNG Salaried Plan, PNG Union Plan, and Delta Plan were merged into the Plan (the “2022 Plan merger”) and the Plan document was amended and restated to incorporate certain changes in the Plan’s design, as further described below. As a result of the 2022 Plan merger, each covered employee who was eligible to participate in these plans prior to the merger date became eligible to participate in the Plan. Net assets totaling $233,444,830 were transferred into the Plan as a result of the 2022 Plan merger and are recorded as “Assets Transferred In From Other Plans” in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022.

Effective July 1, 2022, the Plan’s trust agreement was amended to reflect a change in the trustee and recordkeeper from T. Rowe Price Trust Company (“T. Rowe Price”) to Fidelity Management Trust Company (“Fidelity”).  In order to facilitate this transition, participants were not able to enroll, direct or diversify investments to their accounts, or obtain a loan or distribution from the Plan during a transition blackout period which started from June 15, 2022 through July 23, 2022 for the PNG Salaried Plan and PNG Union Plan participants; from June 20, 2022 through July 23, 2022 for the Delta Plan participants; and, from June 23, 2022 through July 23, 2022 for the Essential Utilities, Inc. 401(k) Plan participants.   During the transition to Fidelity, some of the investment options were transferred in kind and others were liquidated and repurchased to a different share-class of the same fund.

Eligibility

Covered employees are any employees of the Company other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens, and (iv) persons performing services who are classified by the Company as other common law employees. Any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

The following are the groups of covered employees in the Plan:

•

Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007. The only employees who can commence participation as Eligible Group 1 Employees after December 31, 2017, are employees who were employed by the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on March 31, 2003, and were represented by Local 473 of the International Brotherhood of Fireman and Oilers on such date, who have remained continuously employed by Aqua Pennsylvania, Inc. as an employee represented by Local 473 and the successors thereto (currently Local 542 of the Internal Union of Operating Engineers) and who are transferred to a position with Aqua Pennsylvania, Inc. or a participating affiliated company in which they cease to be represented by Local 542 or any other union.  Participation as an Eligible Group 1 Employee begins on the date of such change in status.

•

Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

•

Group 6 Covered Employee: any covered employee (i) whose date of hire or rehire with Aqua Ohio Water Company was on or after January 1, 2001 and (ii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District) except an employee hired on or after October 31, 2013, Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).    In addition, any covered employee (i) whose date of hire with Aqua Ohio Water Company was prior to January 1, 2001, (ii)  who has remained continuously employed by Ohio-American Water Company and, after April 30, 2012, by Aqua Ohio Water Company, and (iii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District), Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

•

Group 8 Covered Employee: In general, an employee is a Group 8 Covered Employee if they are not a Group 1, 4, 6, PNG Salaried, PNG Union or Delta Covered Employee (as defined by the Plan) and not covered by a collective bargaining agreement.

•

Group 9 Covered Employee: In general, an employee is a Group 9 Covered Employee if the participant is not a Group 1, 4, 6, 8, PNG Salaried, PNG Union or Delta Covered Employee (as defined by the Plan) and the terms and conditions of the participant’s employment are subject to a  collective bargaining agreement.

•

PNG Salaried Group Covered Employee:   Any covered employee (i) who was a participant in the PNG Salaried Plan on June 30, 2022, and (ii) any employee who was employed on June 30, 2022, as a covered employee under the terms of the PNG Salaried Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by the Company through entry date.

•

PNG Union Group Covered Employee:  Any Covered Employee (i) who was a participant in the PNG Union Plan on June 30, 2022, and (ii) any Employee who was employed on June 30, 2022, as a covered employee under the terms of the PNG Union Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by an Employer from June 30, 2022, through entry date.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

•

Delta Group Covered Employee:  Any covered employee (i) who was a participant in the Delta Plan on June 30, 2022, and (ii) any employee who was employed on June 30, 2022, as a covered employee under the terms of the Delta Plan as then in effect, who satisfies the eligibility requirements after June 30, 2022, provided he or she has remained continuously employed by the Company through entry date.

Contributions

Automatic Enrollment and Escalation

Any newly hired or rehired eligible employee is automatically enrolled in the Plan into a retirement date fund at a deferral of 3% of eligible compensation prior to July 1, 2022, and at a deferral of 6% effective July 1, 2022, as soon as practical following a 30-day period, unless they elect otherwise.  On April 1 each year, there is an automatic escalation of 1% to the participants’ deferral rate until the deferral rate reaches 10%, unless they elect otherwise.

Employee Deferral Contributions

Prior to July 1, 2022, participants were allowed to contribute from 1% to 25% of their pre-tax eligible compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans.  Participants may choose to make after-tax deferral contributions as a Roth contribution (“Roth”) instead of or in addition to pre-tax deferral contributions, subject to the same limitations, which may be partially matched by the Company.  The Plan also allows participants to make voluntary contributions from 1% to 10% of their after-tax compensation, which is not matched by the Company.

Effective July 1, 2022, participants may elect to contribute to the Plan from 1% to 75% of their eligible compensation on a pre-tax basis, an after-tax basis, a Roth after-tax basis, or a combination of these three, as defined by the Plan, up to the annual maximum permitted under applicable laws and regulations governing 401(k) plans.  The maximum amount of allowable deferral contributions as set by the Internal Revenue Service (“IRS”) was $20,500 in 2022.

The Plan also allows participants who are age 50 or who will attain age 50 prior to the end of the Plan year to make additional deferral contributions (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan.  The maximum allowable catch up contribution was $6,500 in 2022.

Plan participants may make transfers between funds or suspend their contributions at any time.  They may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”). Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan also permits participants to acquire an interest in Essential Utilities, Inc. common stock.  Participants may change their investment allocation instructions and reinvest their contributions into a different fund or funds at any time.    Participants may convert all or a portion of the vested portion of their account, excluding outstanding loans, to Roth deferral contributions.

Employer Matching Contributions

Matching contributions are initially invested in accordance with the participant’s investment elections, unless the participant made a one-time election to have contributions initially invested in Essential Utilities, Inc. common stock.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

•

Group 1:  The Company will make a matching contribution for each Plan year equal to 50% of the first 6% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 4: The Company will make a matching contribution for each Plan year equal to 50% of the first 4% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 6: The Company will make a matching contribution for each Plan year equal to 100% of the first 3% of a participant’s eligible compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Groups  8 and 9: The Company will make a matching contribution for each Plan year equal to 100% of the first 2% of the participant’s eligible compensation that is contributed to the Plan as a  pre-tax deferral contribution or a Roth deferral contribution. The Company will also make a matching contribution equal to 50% of the next 4% of eligible compensation that is contributed as a  pre-tax deferral contribution or a Roth deferral contribution.

•

In 2021, the Plan was amended to allow the Company to make an enhanced match: (1) effective July 1, 2021 for Group 8 participants employed by Aqua Pennsylvania, Inc., Aqua Ohio, Inc., Aqua North Carolina, Inc., and Aqua Services, Inc., and, (2) for other participants in Group 8 and 9, effective at such date as may be specified in advance by the Plan Administrator; which, together with the employer matching contributions, would total to an amount of up to 6% of the annual compensation limit pursuant to IRC Section 401(a)(17) in effect for the Plan year.

•	PNG Salaried Group Covered Employees: For eligible compensation paid on or after July 1, 2022, the Company will make the following matching contributions:
-

with respect to non-union employees and USW Customer Service Representatives, an amount equal to 125% of the first 5% of the employee’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution, Roth deferral contribution or as a voluntary contribution; and,

-

with respect to salaried employees covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, AFL-CIO-CFL, Local 29 that provides for his or her participation in the Plan, an amount equal to 50% of the first 6% of the employee’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution, Roth deferral contribution or as a voluntary contribution.

•

PNG Union Group Covered Employees:  For eligible compensation paid on or after July 1, 2022, the Company will make a matching contribution equal to 100% of participant salary deferrals, Roth deferrals, and after-tax voluntary contributions up to 6% of eligible compensation of participants.

•

Delta Group Covered Employees:  For eligible compensation paid on or after July 1, 2022, the Company will make a matching contribution equal to 100% of participant’s pre-tax deferral contributions or a Roth deferral contributions to the Plan up to a maximum of 6% of the participant’s eligible compensation.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants.  Discretionary contributions are allocated to active Group 1, Group 8, Group 9, PNG Salaried, PNG Union and Delta Group participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1, Group 8, Group 9, PNG Salaried, PNG Union and Delta Group.  The other groups in the Plan are not eligible for

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

discretionary contributions.  This discretionary contribution is made to the Plan in the form of cash into participant directed accounts.  The Company did not make any discretionary contributions during 2022.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of eligible hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company matching contribution, defined as 100% of the first 3% and 50% of the next 2% of eligible compensation contributed.  The Company made such non-discretionary contributions for 2022 of $74,252.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved.  Any performance contributions will be initially invested in Company stock.  The Company did not make any performance contributions during 2022.

Year-End Corporate Contribution

The Company may make a discretionary year-end corporate contribution, of up to 3% of an employee’s eligible compensation, for participants of Groups  8,  9 and Delta Group who were employed on the last day of the Plan year.  This contribution is made into participant-directed accounts.   The Company made a  year-end corporate contribution for 2022 in the amount of $2,982,743.  The discretionary year-end end corporate contribution made to the Delta Group covered the period from July 1, 2022 through December 31, 2022.

Profit Sharing Contribution

The Company shall make a profit sharing contribution as follows:

•

with respect to PNG Salaried Covered Employees that are non-union employees and USW Customer Service Representatives, an amount that is equal to 3% of a participant’s eligible compensation for the plan year;

•

with respect to PNG Salaried Covered Employees that are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, AFL-CIO-CFL, Local 29, an amount that is equal to 6% of the participant’s eligible compensation for the plan year;

•	with respect to PNG Union Covered Employees, an amount that is equal to 6% of the participant’s eligible compensation for the plan year.

During 2022, the Plan made profit sharing contributions to the PNG Salaried and Union Covered Employees totaling $2,975,051.

Other Contributions

Prior to July 1, 2022, the Plan maintained an Administrative Budget account funded by the Plan’s previous trustee, T. Rowe Price.  The funds in the account were treated as Plan assets and used only for payment of permissible Plan expenses or allocation to participants.  The Administrative Budget funds were invested in the T. Rowe Price Prime Reserve Fund.  The T. Rowe Price Prime Reserve Fund was not an available investment option for plan participants.  All funds utilized from this account were treated as administrative expenses on the Statement of Changes in Net Assets Available for Benefits.  Contributions and funds utilized to/from the Administrative Budget account were $102,472 and $39,542, respectively,

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

from January 1, 2022 through June 30, 2022.  On June 30, 2022, the balance in the Administrative Budget account of $207,652 was transferred to Fidelity and will be used for payment of permissible plan expenses or allocation to participants.  As of December 31, 2022, the balance on this account with Fidelity increased to $210,426 primarily due to investment earnings.  The balance in the Administrative Budget account was $144,351 as of December 31, 2021.

Effective July 1, 2022, a “Revenue Credit Program” was entered with Fidelity.  When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in a revenue credit account. These funds can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. There were no revenue credits received in 2022.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings or losses.  Allocations are based on participant contributions or account balances, as defined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution, and rollover contribution accounts.    Group 8 and Group 9 covered employees become 100% vested in their employer matching and employer profit sharing/corporate contributions after three years of service*. Group 6 covered employees become 100% vested in their employer non-discretionary contribution upon completing a year of service*. PNG Salaried and PNG Union covered employees become 100% vested in their employer matching contribution and profit sharing accounts following the completion of three years of service**.

Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Delta covered employees become 100% vested in their Essential 401(k) Plan matching contribution accounts following the completion of three years of service**.   Vesting for Delta covered employees’ Delta Plan matching contribution accounts is in accordance with the following schedule:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

Vesting for Delta covered employees’ Delta Plan profit sharing contribution accounts is in accordance with the following schedule:

Years of Service**	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

*

Prior to July 1, 2022, a “year of service” for vesting purposes means each plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.  Effective July 1, 2022, a “year of service” for vesting purposes is based on anniversary date.

**	“Year of service” for vesting purposes shall mean periods on or after July 1, 2022 and period of service for vesting credited under their predecessor plan as of June 30, 2022.

Common Stock

Matching contributions and performance contributions are made in the form of cash.  Discretionary contributions may be made in cash into participant directed accounts.    Each participant may elect to transfer amounts in their account invested in common stock to another investment option under the Plan, subject to procedures established by the Plan Administrator.

Participants who are 100% vested in employer contributions have an opportunity to elect that any dividends with respect to Essential Utilities, Inc. common stock held be paid in cash to the participant’s account or allocated to their investment mix held by the Trustee rather than allocated to their account for investment in additional shares of Essential Utilities, Inc. common stock.

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, disability, or death.  If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment.  If the account balance is less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.  Withdrawals will be made in cash or shares of Essential Utilities, Inc. common stock, to the extent permitted by law.  Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence.  Participants are only allowed to have one loan, with the exception of loans assumed from acquired plans in which the participant would be required to pay-off prior loans before taking new loan.  Repayment for active employees is made through payroll deductions.  All new notes receivable are issued at an interest rate of prime plus 1%.  The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 7.00%.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

Plan Forfeitures

Participants who take a distribution prior to being fully vested forfeit their portion of non-vested employer contributions unless they resume employment as a Covered Employee and repay the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which they were reemployed, or (b) the close of the first period of five consecutive one-year breaks in service, commencing after the distribution, in which case the non-vested amount, unadjusted by any subsequent gains or losses, shall be restored.

Forfeited non-vested accounts are used first to restore any non-vested amounts and shall then be applied as promptly as practicable to reduce employer contributions and/or to pay plan administrative expenses.    During the year ended December 31, 2022, employer matching contributions were reduced by $115,685 and administrative expenses were reduced by $283,291 from forfeited non-vested accounts.  As a result of the Plan merger, the Plan received forfeiture account balances from other plans totaling $196,817 in 2022.   The balance in the forfeiture account was $653,384 and $0 as of December 31, 2022 and 2021.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.    Significant estimates include the determination of the fair value of Plan assets.  Actual results could differ from these estimates.

Administration

The Plan is administered by the Retirement and Employee Benefits Committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Essential Utilities, Inc.  The Committee members may be employees of Essential Utilities, Inc. and may be participants in the Plan.  The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants.  The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company.  The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the Administrative Budget or Revenue Credit account funded by the Trustee.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee.  See Note 3 –  "Fair Value Measurements" for a discussion on fair value measurements.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year.  In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits.

Dividend income is recorded on the ex-dividend date.    Interest income is recorded on the accrual basis.  Realized gains and losses on the sale of Essential Utilities, Inc. common stock are based on average cost of the securities sold.  Net depreciation includes the gains and losses on investments bought and sold as well as held during the year.  Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.  No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Note 3 - Fair Value Measurements

The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the valuation inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

•

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

•

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

•

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2022 and 2021.

•	Essential Utilities, Inc. common stock is valued at the closing price reported on the active market on which the stock is traded.
•

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

•

The Stable Value Common Trust Fund (the “Trust”) is comprised primarily of investment contracts that are valued at the NAV of units of the Trust.  The NAV is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1
	December 31, 2022	December 31, 2021

Mutual funds	$393,868,371	$224,338,436
Essential Utilities, Inc. common stock	63,071,156	79,804,808

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021, respectively.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

				Redemption
	2022	2021	Unfunded	Frequency (if	Redemption
	Fair Value	Fair Value	Commitment	currently eligible)	Notice Period

Common Trust Fund	$33,128,724	$14,637,306	$-	Daily	12 or 30 months

Note 4 - Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions.  Investment management fees paid to the Trustee during 2022 were netted against investment returns.  Participants may also elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the common stock of

Essential Utilities, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

the Plan Sponsor for 2022 were $4,980,058 (108,765 shares).  Total sales at market value related to the common stock of the Plan Sponsor for 2022 were $12,914,777 (273,781 shares).    As of December 31, 2022 and 2021, the market value of the Plan’s investment in the common stock of the Plan Sponsor amounted to $63,071,156 (1,321,376 shares) and $79,804,808 (1,486,400 shares), respectively.   Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest transactions.  Certain members of Essential Utilities, Inc. management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan.  Transactions between such members of management were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2022.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their Company contributions.

Note 6 - Tax Status

The IRS issued a determination letter dated September 8, 2015, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter.  The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Essential Utilities, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN:  005

December 31, 2022

			Current
Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

Mutual Fund	American Funds EuroPacific Growth Fund	N/A	2,524,901
Mutual Fund	Blackrock Midcap Growth Equity Instl	N/A	2,153,341
Mutual Fund	Dodge & Cox International Stock Fund	N/A	2,568,805
Mutual Fund	JP Morgan US Equity Fund R6	N/A	5,330,414
Mutual Fund	Neuberger Berman Genesis Fund, Instl	N/A	1,939,469
Mutual Fund	T. Rowe Price Retirement 2005 Fund	N/A	678,839
Mutual Fund	T. Rowe Price Retirement 2010 Fund	N/A	1,016,275
Mutual Fund	T. Rowe Price Retirement 2015 Fund	N/A	6,693,392
Mutual Fund	T. Rowe Price Retirement 2020 Fund	N/A	25,101,783
Mutual Fund	T. Rowe Price Retirement 2025 Fund	N/A	51,344,946
Mutual Fund	T. Rowe Price Retirement 2030 Fund	N/A	73,401,613
Mutual Fund	T. Rowe Price Retirement 2035 Fund	N/A	46,835,286
Mutual Fund	T. Rowe Price Retirement 2040 Fund	N/A	32,629,671
Mutual Fund	T. Rowe Price Retirement 2045 Fund	N/A	30,710,530
Mutual Fund	T. Rowe Price Retirement 2050 Fund	N/A	30,775,045
Mutual Fund	T. Rowe Price Retirement 2055 Fund	N/A	19,248,946
Mutual Fund	T. Rowe Price Retirement 2060 Fund	N/A	8,388,924
Mutual Fund	T. Rowe Price Retirement 2065 Fund	N/A	1,222,307
Mutual Fund	T. Rowe Price Growth Stock Fund	N/A	5,293,472
Mutual Fund	T. Rowe Price QM US Small-Cap Growth Equity Fund	N/A	1,830,532
Mutual Fund	T. Rowe Price Retirement Balanced Fund	N/A	338,217

Essential Utilities, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN:  23-1702594

PN:  005

December 31, 2022

*****

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )

	Mutual Fund	Vanguard Mid-Cap Index Fund, Admiral	N/A	3,366,923
	Mutual Fund	Vanguard Small-Cap Index Fund, Admiral	N/A	3,515,308
	Mutual Fund	Vanguard Treasury Money Market	N/A	2,155,506
	Mutual Fund	Vanguard Total International Stock Index Fund	N/A	2,019,907
	Mutual Fund	Vanguard Windsor II Fund	N/A	4,577,839
	Mutual Fund	Vanguard 500 Index Fund, Admiral	N/A	13,545,011
	Mutual Fund	Amer Beac Small Cap Val Inst	N/A	779,150
	Mutual Fund	PGIM Total Return Bond Z (Prudential)	N/A	6,817,950
*	Mutual Fund	Fidelity Value K Fund	N/A	3,089,865
*	Mutual Fund	Fidelity Balanced K Fund	N/A	3,974,204
		Total Mutual Funds		393,868,371
	Common Trust Fund	T. Rowe Price Stable Value Common Trust Fund	N/A	30,369,448
	Common Trust Fund	Morley Stable Value		2,759,276
*	Common Stock	Essential Utilities, Inc. common stock	N/A	63,071,156
		Total Investments, at fair value		490,068,251
	Cash and Cash Equivalents	Cash and Cash Equivalents	N/A	231
*	Participant loans**	Interest rates 4.25% to 7.00%, maturing from 2022 to 2026	-	8,907,328
				$498,975,810

*	A party-in-interest as defined by ERISA
**	The accompanying financial statements classify participant loans as notes receivable from participants
N/A	Cost information omitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Essential Utilities, Inc. 401(k) Plan

Date: June 21, 2023

/s/ Christopher P. Luning
Christopher P. Luning Executive Vice President, General Counsel

EXHIBIT INDEX

Exhibit

NumberDescription

23.1   Consent of Schneider Downs & Co., Inc